SE

19007799

SEC
Mail Processing
Section
MAR 01 2019
Washington DC
410

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOLIC Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1603 Orrington Drive, Suite 1600
(No. and Street)

Evanston	IL	60201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Rubin (847) 583-1618
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prager Metis CPAs LLC
(Name – *if individual, state last, first, middle name*)

401 Hackensack Avenue	Hackensack	NJ	07601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

SOLIC CAPITAL, LLC

TABLE OF CONTENTS

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Matthew Rubin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOLIC CAPITAL LLC as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Jean-Marie Freise

Notary Public

OFFICIAL SEAL
Jean-Marie Freise
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 6/23/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders= Equity or Partners= or Sole Proprietors= Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors= Supplementary Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOLIC CAPITAL, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT

YEAR ENDED DECEMBER 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Solic Capital, LLC

Prager Metis CPAs LLC

401 HACKENSACK AVENUE
4TH FLOOR
HACKENSACK, NJ 07601
T 201.342.7753
F 201.820.2691
www.pragermetis.com

Opinion on the Financials Statements

We have audited the accompanying statement of financial condition of Solic Capital, LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes, (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Solic Capital, LLC as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Solic Capital, LLC management. Our responsibility is to express an opinion on Solic Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Solic Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Aggregate Indebtedness and Net Capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Statement Pursuant to Rule 17a-5(d)(2) of the Securities and Exchange Commission, Schedule III, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule IV, Information Relating to the Possession of Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "Supplemental Information") have been subjected to audit procedures performed in

conjunction with the audit of Solic Capital, LLC's financial statements. The Supplemental Information is the responsibility of Solic Capital, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplement Information described above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Solic Capital, LLC's auditors since 2013.

Prager Metis CPAs, LLC

Prager Metis, CPA's, LLC

Hackensack, New Jersey

February 27, 2019

SOLIC CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

CURRENT ASSETS:	
Cash	$ 274,755
CURRENT ASSETS & TOTAL ASSETS	**$ 274,755**

LIABILITIES & MEMBER'S CAPITAL

CURRENT LIABILITIES	
Accounts Payable	$ 5,360
Total Liabilities	$ 5,360
MEMBER'S CAPITAL	269,395
TOTAL LIABILITIES & MEMBER'S CAPITAL	**$ 274,755**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2018

REVENUE		
	Fees	$ 526,000
	TOTAL REVENUE	526,000
EXPENSES		
	General and Administrative	58,901
	Management Fee – related party	14,964
	TOTAL EXPENSES	**73,865**
NET INCOME		**$ 452,135**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2018

	Contributed Capital	Accumulated Earnings	Total Member's Equity
BALANCE – JANUARY 1, 2018	$ 45,439	$ 206,857	$ 252,296
Contributed Capital	14,964		14,964
Distributions		(450,000)	(450,000)
Net Income	-	452,135	452,135
BALANCE – DECEMBER 31, 2018	**$ 60,403**	**$ 208,992**	**$269,395**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

OPERATING ACTIVITIES:	
Net Income	$452,135
Accounts Payable	(1,140)
Net cash provided by operating activities	450,995
FINANCING ACTIVITIES	
Member Contributions (see note 6)	14,964
Member's Distributions	(450,000)
Net cash used in financing activities	(435,036)
Net increase in cash and cash equivalents	15,959
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$ 258,796
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	**$ 274,755**

See notes to financial statements

SOLIC CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

1 BUSINESS DESCRIPTION

Business

SOLIC Capital, LLC, (the "Company") is a wholly-owned subsidiary of SOLIC Holdings, LLC and was incorporated in the State of Delaware on May 24, 2011.

The Company is a registered securities broker-dealer in various states and is a member of the Financial Industry Regulation Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company does not maintain customer accounts nor does it currently have a clearing arrangement.

To generate revenue, the Company may raise capital through financial advisory services for private placement and mergers and acquisitions.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Concentration of credit risk

The Company maintains its cash in bank deposits and money market accounts, which at times may exceed federally insured limits. Cash accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,0000. The Company has not experienced losses in such accounts and believes it is not exposed to any significant credit risk.

Cash and cash equivalents

The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value.

Income taxes

The Company is organized as a Limited Liability Company ("LLC") and is disregarded an as entity for Federal tax purposes and, therefore, has no Federal tax liability. State tax liabilities are determined under individual state tax laws. The Company's income or loss is included in the Federal and state consolidated tax returns of the parent company, which is a partnership.

Revenue recognition

Effective January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") and other associated standards. Under the new standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The Company adopted the new standards on a modified retrospective basis and analyzed the adoption of the new standard and has determined there was no effect on the financial statements.

The Company recognizes revenue for consulting work that culminates in a securities transaction for which the Company is engaged to provide services in connection with a transaction, the closing of which involves the exchange of securities between two or more parties, and for which the Company is compensated in the form of success fees based on a percentage of the value (some or all) of the resulting transaction. The incremental revenue amounts are generally contingent on a specific event and the incremental revenues are recognized when the contingencies are resolved.

In limited circumstances, the Company recognized revenues as the related professional services provided. In connection with recording revenues, estimates and assumptions are required in determining the expected conversion of the revenues to cash. The Company may provide multiple services under the terms or an arrangement. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance arrangement is completed (the closing date of the transaction) or the contract is cancelled. However for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

There are also client engagements where the Company is paid a fixed amount for its service. The recording of these fixed revenue amounts requires the Company to make an estimate of the total amount of work to be performed and revenue is then recognized as efforts are expanded based on (i) objectivity determinable output measures, (ii) input measures if output measures are not reliable, or (iii) the straight-line method over the term of the arrangement.

Total revenues include reimbursable costs, which are billed to customers. These reimbursable costs are recorded as a component of costs of service.

Use of estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of long-lived assets

The Company periodically evaluates whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future.

Fair value measurements

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures", which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. All assets and liabilities are level 1. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions).

There are no financial instruments measures at fair value on a recurring basis.

3 NET CAPITAL REQUIREMENTS UNDER SEC RULE 15c3-1

As a broker-dealer, the Company is subject to SEC Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers,*(the "Rule") which requires the maintenance of minimum net capital. The rule requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2018. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital, as those terms are defined by the Rule, may not exceed 15 to 1. At December 31, 2018, the Company's net capital was $269,395 which was $264,395 in excess of its required net capital and its ratio of indebtedness to net capital was 2.0%.

4 RESERVE REQUIREMENTS UNDER SEC RULE15c3-3

SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Securities (the"Rule"), requires, among other things, every broker or dealer to maintain a Reserve Bank Account in an amount not less than the amount computed in accordance with the Reserve Requirement formula provided under the Rule, unless such broker or dealer is exempted under the exemptive provisions of the Rule. The Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities. Accordingly, pursuant to Rule 15c3-3(k)(2)(i), the Company is exempted from the provisions of this rule.

5 INCOME TAXES

As the Company is organized as a single member limited liability company and is disregarded as an entity for tax purposes and its taxable income is reported by the parent company, there is no tax expense/benefit recorded by the Company.

Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. As a disregarded entity, the Company does not report its deferred tax assets or liabilities in its financial statements. Rather, the parent company will report any related deferred tax items in its financial statements.

6 MANAGEMENT AGREEMENT – RELATED PARTY FEES

Pursuant to an agreement with a related party to perform certain services relating to the management of various aspects of the Company's business, the Company agreed to pay the related party a monthly fee based on an allocation percentage of, among other things, salaries, benefits, and other overhead expenses. Such fees shall be reimbursed on or before the last day of the following month. As of December 31, 2018, the Company has a balance due of $0 to the related party. There were no amounts paid during 2018. The Company recorded $14,964 in capital contributions representing rent and overhead expenses from parent company.

7 CONCENTRATION OF CUSTOMERS

In 2018 the Company received 95% of its revenue from one client and 5% from another.

8 SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of these financial statements through February 27, 2019 the date that these financial statements were available to be issued. There were no material subsequent events as of that date which would require disclosure or adjustments to the financial statements.

SOLIC CAPITAL, LLC

SCHEDULE I – COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE II – STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE IV – INFORMATION RELATING TO THE POSSESION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SOLIC CAPITAL, LLC
SCHEDULE I
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2018

Computation of net capital	
Total member's capital from statement of financial condition	$269,395
Less – Non-allowable assets	
Net capital	**269,395**
Minimum net capital requirement (pursuant to Rule 15c3-1(a)(4)	5,000
Net capital in excess of requirement	$264,395
Ratio of aggregate indebtedness to net capital	2.0%

Aggregate indebtedness (1)

(1) The Company had liabilities of $5,360 as of December 31, 2018

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2018 filed by SOLIC Capital, LLC in its Form X-17A-S with the Financial Industry Regulation Authority ("FINRA") on January 9, 2019.

SOLIC CAPITAL, LLC
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

The Company had no liability subordinated to claims of general creditors as of January 1, 2018. In addition, there were none in existence during the year ended December 31, 2018 and, accordingly, there are no changes to report.

SOLIC CAPITAL, LLC
SCHEDULE III & IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2018

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of Rule 15c3-3(k)(2)(i) and did not maintain possession or control of any customer funds or securities as of December 31, 2018.

PragerMetis

Prager Metis CPAs, LLC

401 HACKENSACK AVENUE
4TH FLOOR
HACKENSACK, NJ 07601

T 201.342.7753
F 201.820.2691

www.pragermetis.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Solic Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Solic Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Solic Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Solic Capital, LLC stated that Solic Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Solic Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Solic Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Prager Metis CPAs, LLC

Hackensack, NJ

February 27, 2019

SOLIC Capital, LLC

Exemption Report

I, as the member of management of Solic Capital LLC (the "Company") am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: exemption provision pursuant to Paragraph (k)(2)(i). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) We identified the following provisions of 17 C.F.R. 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: exemption provision pursuant to Paragraph (k)(2)(i), and

(2) We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018 without exception.

Solic Capital, LLC

I, Matthew Rubin affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Compliance Officer

February 27, 2019

PragerMetis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Prager Metis CPAs, LLC

401 HACKENSACK AVENUE
4TH FLOOR
HACKENSACK, NJ 07601

T 201.342.7753
F 201.820.2691

www.pragermetis.com

Board of Directors of Solic Capital, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Solic Capital, LLC and the SIPC, solely to assist you and SIPC in evaluating Solic Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Solic Capital LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Solic Capital's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed

additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Solic Capital, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Prager Metis CPAs, LLC

Prager Metis CPAs, LLC

Hackensack, New Jersey

February 27, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-68942 FINRA DEC
SOLIC CAPITAL LLC
1603 ORRINGTON AVENUE
SUITE 1600
EVANSTON, IL 60201

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian Lenart, FinOp, 708-624-1982

2. A.	General Assessment (item 2e from page 2)	$789
B.	Less payment made with SIPC-6 filed (**exclude interest**) 07/24/2018 Date Paid	(39)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	750
E.	Interest computed on late payment (see instruction E) for_____days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$750

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐ $750
Total (must be same as F above)

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SOLIC Capital, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 9th day of January, 20 19.

FinOp
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$526000
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$526000
2e. General Assessment @ .0015	$789

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